Exhibit 99.9

March 30, 2020

CONSENT OF RYAN ULANSKY

United States Securities and Exchange Commission

In connection with the filing of the Annual Report on Form 40-F of Wheaton Precious Metals Corp. for the year ended December 31, 2019 (the “Annual Report”), I, Ryan Ulansky, M.A.Sc., P.Eng., Senior Director, Engineering, Wheaton Precious Metals Corp., hereby consent to being named as having approved the disclosure of the scientific and technical information contained in the Annual Report under the headings “Description of the Business”, “Technical Information”, “Technical Information – Further Disclosure Regarding Mineral Projects on Material Properties – San Dimas Mines, Mexico, – Peñasquito Mine, Mexico, – Salobo Mine, Brazil” and “Interest of Experts” contained in the Annual Information Form for the year ended December 31, 2019, included as Exhibit 99.1 to the Annual Report and incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-230782) and on Form F-3 (File No. 333-194702). I hereby confirm that I have read the Annual Report and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the Annual Report.

Yours truly,

/s/ Ryan Ulansky
Ryan Ulansky, M.A.Sc., P.Eng.
Senior Director, Engineering
Wheaton Precious Metals Corp.